UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 2, 2017, EXFO Inc., a Canadian corporation, announced that it has acquired privately held Ontology Systems, technology leader in real-time network topology discovery and service-chain mapping, for a total consideration of US$7.6 million, net of cash. This report on Form 6-K sets forth the press release issued on March 2, 2017 relating to EXFO's announcement and certain information relating to the transaction being filed in Canada.

This press release contains information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: March 3, 2017

PRESS RELEASE
For immediate release

EXFO Acquires Ontology Systems
•	UK-based leader in real-time network topology discovery and service-chain mapping for automated root-cause analysis
•	Acquisition strengthens EXFO's offering in service assurance and 3D analytics for hybrid physical-virtual networks and is a key step towards closed-loop automation

QUEBEC CITY, CANADA, March 2, 2017 – EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the global network test, data and analytics experts, announces the company has acquired privately held Ontology Systems, technology leader in real-time network topology discovery and service-chain mapping, for a total consideration of US$7.6 million, net of cash.
UK-based Ontology Systems uses graph-data and semantic searches to build real-time views of network services and related network elements. Network functions virtualization (NFV) and software defined networking (SDN) technologies render communications infrastructures highly agile to deploy new services on the fly. This has created the need for an automated network inventory solution fully integrated with probing agents to accelerate fault discovery, root-cause analysis and eventually closed-loop automation in hybrid physical-virtual environments.
The combination of Ontology Systems' expertise in mapping complex, cross-domain, multi-layer network topologies with EXFO's end-to-end service assurance and real-time 3D analytics solutions will deliver a truly comprehensive view across physical, virtual and hybrid networks.
"This strategic acquisition uniquely positions EXFO with agile, real-time visualization and troubleshooting solutions that enable communications service providers (CSPs) to manage their networks more efficiently and ensure heightened quality of experience and scalability for next-generation networks, which will be hybrid in nature for many years to come," said Germain Lamonde, EXFO's Founder, Chairman and CEO. "Combining EXFO's physical and virtual probes and real-time analytics solution, with Ontology Systems' unique mapping methodology, delivers an unmatched value proposition for monitoring and managing next-generation networks. Based on early discussions with CSPs, this new offering is resonating very strongly with them, since they are striving to improve customer experience while becoming more agile and cost-efficient."
Ontology Systems generated approximately US$4.0 million in revenue during the last 12 months, including sales to tier-1 CSPs. The acquisition is expected to be neutral to EXFO's adjusted EBITDA in fiscal 2017 and accretive thereafter.
"We are very pleased to become an integral part of the EXFO team," said Benedict Enweani, Ontology Systems' CEO and Co-Founder. "Leveraging EXFO's global sales, support channels and brand-name recognition will greatly accelerate our plans to deliver service agility to CSPs worldwide."

Conference Call and Webcast
EXFO will host a conference call today at 8:00 a.m. (Eastern time) to review the highlights of this transaction. To listen to the conference call and participate in the question period via telephone, dial 719-325-2385. Please take note the following conference ID number will be required: 9541566. An audio replay of the conference call will be available two hours after the event until 11:00 a.m. on March 9, 2017. The replay number is 719-457-0820 and the conference ID number is 9541566. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

About EXFO
EXFO develops smarter network test, data and analytics solutions for the world's leading communications service providers, network equipment manufacturers and web-scale companies. Since 1985, we've worked side by side with our clients in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our clients flourish in a rapidly transforming industry where "good enough" testing and data analytics just isn't good enough anymore—it never was for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

About Ontology Systems
Ontology Systems uses graph-data and semantic modelling to create an end-to-end dynamic view of the network topology and services. This swift, low-risk, flexible approach delivers an up-to-date picture of difficult and fragmented network, OSS and BSS data. Founded in 2006 and headquartered in London, UK, Ontology customers include several tier-1 and tier-2 communications service providers.

For more information:
Anne Douville	Vance Oliver
PR & Media Specialist	Director, Investor Relations
418-683-0913, ext. 23463	418-683-0913, ext. 23733
anne.douville@exfo.com	vance.oliver@exfo.com